Exhibit 99.1

Solarfun Reports Third Quarter 2008 Results

SHANGHAI, China--(BUSINESS WIRE)--December 2, 2008--Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (NASDAQ:SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today reported its unaudited financial results for the third quarter ended September 30, 2008.

2008 THIRD QUARTER RESULTS

  Net revenue was RMB 1,275 million (US$187.8 million), an increase of 69.1% from the third quarter of 2007, but down 5.7% from the second quarter of 2008.
  Results were influenced by a total non-cash provision of US$16.5 million for inventory revaluation (US$12.9 million) and expected losses on pre-payments. Provisions were necessary as a result of mark-to-market inventory valuations in a period of rapidly declining raw material costs and some low-quality materials determined to be unusable, as well as supply pre-payments that were determined to be “at risk” and likely to not be recoverable.
  PV module shipments reached 41.8 MW, representing an increase of 53% from the third quarter of 2007, and a slight decline from 43.1 MW in the second quarter of 2008. The Company’s ability to meet customer demand was curtailed by lack of polysilicon material delivery.
  Average selling price (“ASP”) continued to be robust at US$4.04, but declined, as expected, from US$4.17 in the second quarter of 2008. This was primarily due to the weakening Euro against the U.S. Dollar. Business continued to be centered in Europe, with Germany and Spain accounting for 53% and 24% of net revenue in this quarter, respectively.
  Gross profit was RMB 46.1 million (US$6.8 million), down 61.6% from RMB17.7 million in the third quarter of 2007, and also down from US$27.3 million in the second quarter of 2008.
  Gross margin was 3.6% and was negatively impacted by the aforementioned provisions, as well as polysilicon-related material costs that continued to remain high during the quarter. Without the provisions, gross margins from normal operations would have reached 12.4%, which would have been in-line with previously expressed expectations.
  The operating loss was RMB 25.9 million (US$3.8 million). Before provisions, operating income was RMB 86.3 million (US$12.7 million), or 6.8% of total revenues. Selling expenses were RMB 20.2 million (US$3.0 million), which was below the second quarter of 2008 due to an adjustment in accrued commission expenses.

  Interest expense declined nearly US$1 million from the second quarter of 2008 to RMB 21.6 million (US$3.2 million) due to a reduction in outstanding bank debts and lower interest rates from refinancing.
  The total exchange rate gain was US$0.4 million. The Company recorded a RMB 30 million (US$4.4 million) currency loss largely as a result of the impact of the declining Euro against the U.S. dollar, but was able to more than offset this through its foreign exchange hedging program, which resulted in a RMB 32.8 million (US$4.8 million) gain.
  The net loss was RMB 44.3 million (US$6.5 million). The loss per basic ADS was RMB 0.86 or US$0.13. Before provision adjustments, net income and earnings per basic ADS would have been US$8.3 million and US$0.16, respectively.

Harold Hoskens, CEO of Solarfun, commented, “The third quarter was quite challenging in some respects. The unexpected shortfall in polysilicon material supply was certainly disappointing. This constrained our short-term ability to grow volume and fulfill customer demand. Our financial results were also impacted by the inventory and pre-payment-related provisions. We felt it necessary in view of the rapidly declining costs for polysilicon-related raw materials to adjust our inventory valuations, as well as account for any “at risk” pre-payments. Although current global economic and financial conditions remain uncertain, and we are not immune to these factors, we are maintaining a high degree of optimism in our ability to compete and grow in what we believe is undeniably a burgeoning market in the long-term as renewable energy continues to grow in acceptance. These macro conditions have impacted, and will continue to impact, the demand and pricing for photovoltaic-based solar products. However, we believe that the rapidly declining costs for polysilicon, combined with our low-cost manufacturing base, increasingly vertically integrated production process, customer loyalty and financial stability, will allow us to weather this environment and emerge as a stronger and viable long term player.

FINANCIAL POSITION

As of September 30, 2008, the Company had cash and cash equivalents of RMB 511.4 million (US$75.3 million) and working capital of RMB 2.1 billion (US$310.2 million). Total bank borrowings were RMB 1.2 billion (US$177.3 million), which was down from the previous quarter. During the quarter, the Company raised US$71.9 million in net proceeds from the sale of 5,421,093 ADSs via a sales agency agreement with Morgan Stanley & Co.

The Company continued to focus on working capital management and achieved another quarter-to-quarter reduction in days sales outstanding and inventory turnover days from 37 days and 63 days to 28 days and 58 days, respectively.

The Company spent US$16 million in capital expenditures, US$13 million for supply prepayments, and US$26 million in acquisition costs for the remaining 48% interest in Jiangsu Yangguang Solar, a silicon ingot producer.

THIRD QUARTER 2008 AND RECENT BUSINESS HIGHLIGHTS

The Company made a number of significant achievements, including:

  Reached an agreement with Q-Cells AG, pending confirmation of both Boards and based on a previously signed letter of intent, for a three-year manufacturing services agreement for purchase by Q-Cells of 100 MW of PV modules per annum for three years beginning in early 2009. The agreement also provides for PV module technology cooperation.
  Completed and successfully started operations of 120 MW of additional cell and module capacity. The Company’s total nameplate capacity is now 360 MW.
  Entered into an eight-year, 1.2 gigawatt contract for virgin polysilicon with GCL Silicon Technology.
  Made significant progress towards vertical-integration, with continued expansion and increased operating volumes at its ingot and wafer slicing operations. The Company expects to end 2008 with 100 MW of wafer capacity (ingot and wire saw), and reach 250 MW by mid-2009.
  Signed significant binding agreements with key customers, including a 47 MW contract to supply PV modules to Schuco International KG with installations targeted for the Middle East and southeast Europe, and a 30 MW contract to supply PV modules to Martifer Solar Sistemas Solares, a Portugal-based leading solar project developer, installer and producer in Europe.

BUSINESS OUTLOOK

The Company recognizes that the current operating environment is evolving rapidly and is less predictable than in previous periods. In light of these uncertainties and based on current operating trends and market conditions, the Company provides the following outlook:

For the fourth quarter of 2008, management expects:

  Total 2008 shipments to be at or slightly below the low end of its previously stated guidance of 175 to 190 MW. ASPs in constant Euro terms will decline from the third quarter of 2008 by less than 5%.

  Gross margin to improve from the third quarter of 2008, reflecting the positive impact of vertical integration, somewhat offset by the strengthening U.S. dollar.
  Capital expenditures, supply pre-payments and further acquisition payments to be approximately US$100 million.

For the full year of 2009, management expects:

  Shipment gains of 50%, although this will not be reflected in first quarter volumes. The Company currently has signed binding contracts with key customers totaling 150 MW. These contracts all include a commitment from the customer to provide cash or other monetary guarantees to Solarfun before the end of 2008.
  ASP to decline 5 to 10% in constant Euro terms from the fourth quarter of 2008.
  The relative rate of decline in ASPs to be more than offset by lower polysilicon pricing. With an increasing percentage of total wafer volume coming from the Company’s in-house facilities, management believes that gross margins could reach 10 to 15%.
  Raw material availability to be more than sufficient to meet expected demand. The Company is well positioned to take advantage of rapidly declining polysilicon prices. For 60% of the Company’s polysilicon and wafer requirements, price levels will be determined based on prevailing market conditions.
  A larger part of the Company’s total wafer volume to come from in-house facilities, which should create greater opportunities for cost optimization and technical innovation.
  Capacity expansion to be placed on hold until the demand picture becomes more clear.
  Funding is expected to be adequate to meet 2009 anticipated spending requirements through a combination of cash on hand and access to commercial bank lines of credit. Management anticipates a return to cash flow positive during the second half of 2009.

Harold Hoskens concluded by stating, “Solarfun faces all the same near-term challenges as our competitors and our ability to predict our results with certainty is also reduced. However, we are confident that our longer-term competitive position as a low-cost converter of polysilicon will be enhanced during this period of dynamic market changes. Over the past year, we deliberately avoided signing long term polysilicon supply contracts with the belief that pricing was excessive. While the strategy was painful in the short term, we believe we are much better positioned now in this rapidly evolving environment of greater raw material supply and lower prices. Our customer traction is solid and growing, our quality is respected in the marketplace and improving, and we are prepared to profitably operate within the new industry dynamic. In the end, 2009 will prove to be a critical juncture for our industry; module supply/demand will be rationalized as players retrench from aggressive expansion plans, small or less-capitalized competitors face increasing challenges, and growth in demand in newer solar markets starts to overtake the large traditional markets in Europe. Ultimately, lower module prices will drive additional demand worldwide. We are optimistic that our low cost structure, flexible raw material purchasing program and vertical integration strategy will allow us to improve profitability and meet the near-term challenges confronting us.”

Conference Call:

Management will host a conference call to discuss the results at 8:00 am U.S. Eastern Time (8:00 pm Shanghai time) on December 2, 2008.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number: +1 866 831 6162
- International dial-in number: +1 617 213 8852
- China Toll Free Number: +10 800 130 0399
Passcode: SOLF

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.solarfun.com.cn. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for twenty-four hours after the conclusion of the conference call. The dial-in details for the replay are as follows:

- U.S. Toll Free Number: +1 888 286 8010
- International dial-in number: +1 617 801 6888
Passcode: 73086529

Foreign Currency Conversion

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2008, which was RMB6.7899 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on Sep 30, 2008, or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

Use of Non-GAAP Financial Measures

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the one-time provisions recorded in the third quarter of 2008 had not been so recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

Safe Harbor Statement

This news release contains forward-looking statements, as defined under the Private Securities Litigation Reform Act of 1995, such as the Company’s business outlook for 2008, including third quarter and full year 2008 estimates for net revenue, PV product shipments, raw materials and product prices, PV cell production capacity and gross margins. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct this information.

About Solarfun

Solarfun Power Holdings Co, Ltd. manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

http://www.solarfun.com.cn

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	For the three months ended
	September 30	June 30	September 30	September 30
	2007	2008	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	USD
Net revenue
Photovoltaic modules	752,593	1,233,527	1,146,900	168,913
Photovoltaic cells	1,227	104,217	90,923	13,391
PV modules processing	0	3,229	0	0
Raw materials	0	11,220	37,025	5,453

Total net revenue	753,820	1,352,193	1,274,848	187,757

Cost of revenue
Photovoltaic modules	(632,629)	(1,056,912)	(1,103,612)	(162,537)
Photovoltaic cells	(1,072)	(97,244)	(83,053)	(12,232)
PV modules processing	0	(1,208)	0	0
Raw materials	0	(11,273)	(42,077)	(6,197)

Total cost of revenue	(633,701)	(1,166,637)	(1,228,742)	(180,966)

Gross profit	120,119	185,556	46,106	6,791

Operating expenses
Selling expenses	(20,158)	(26,482)	(20,174)	(2,971)
G&A expenses	(28,971)	(34,956)	(46,057)	(6,783)
R&D expenses	(3,277)	(7,697)	(5,765)	(849)

Total operating expenses	(52,406)	(69,135)	(71,996)	(10,603)

Operating profit / (losses)	67,713	116,421	(25,890)	(3,812)

Interest expenses	(6,683)	(28,148)	(21,559)	(3,175)
Interest income	4,333	1,368	4,280	630
Exchange gain / (losses)	(698)	4,136	(30,001)	(4,418)
Gain on change in fair value of derivative	0	0	32,782	4,828
Other income	5,806	4,383	3,996	589
Other expenses	(6,957)	(6,140)	(3,896)	(574)
Government grant	700	114	221	33

Net income / (losses)
before income tax and minority interest	64,214	92,134	(40,066)	(5,899)

Income tax benefit / (expenses)	(1,331)	(8,282)	1,224	180
Minority interest	686	(5,763)	(5,463)	(805)

Net income / (losses)	63,569	78,089	(44,306)	(6,524)

Net income / (losses) attributable
to ordinary shareholders	63,569	78,089	(44,306)	(6,524)

Net income / (losses) per share
Basic	0.26	0.32	(0.17)	(0.03)
Diluted	0.26	0.31	(0.11)	(0.02)

Shares used in computation
Basic	240,024,754	241,340,409	258,503,644	258,503,644
Diluted	240,024,754	287,007,417	303,635,018	303,635,018

Net income / (losses) per ADS
Basic	1.32	1.62	(0.86)	(0.13)
Diluted	1.32	1.54	(0.56)	(0.08)

ADSs used in computation
Basic	48,004,951	48,268,082	51,700,729	51,700,729
Diluted	48,004,951	57,401,483	60,727,004	60,727,004

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	June 30	September 30	September 30
	2008	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	557,748	511,393	75,317
Restricted cash	486,220	390,660	57,535
Financial assets	-	35,877	5,284
Accounts receivable, net	442,190	347,955	51,248
Inventories, net	823,379	751,739	110,714
Advance to suppliers, net	1,205,767	1,355,451	199,628
Other current assets	164,224	249,136	36,692
Deferred tax assets	14,423	18,881	2,781
Amount due from related parties	19,548	9,344	1,376

Total current assets	3,713,499	3,670,436	540,575

Non-current assets
Fixed assets – net	1,134,301	1,298,874	191,295
Intangible assets – net	93,317	169,333	24,939
Goodwill	-	134,735	19,843
Deferred tax assets	5,061	9,195	1,354
Long-term deferred expenses	195,124	218,070	32,117

Total non-current assets	1,427,803	1,830,207	269,548

TOTAL ASSETS	5,141,302	5,500,643	810,123

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Financial liabilities		6,254	921
Short-term bank borrowings	1,074,152	996,974	146,832
Long-term bank borrowings, current portion	22,000	29,500	4,345
Accounts payable	170,791	176,975	26,064
Notes payable	4,726	3,104	457
Accrued expenses and other liabilities	140,413	306,230	45,101
Customer deposits	76,415	32,612	4,803
Deferred tax liability	1,160	-	-
Amount due to related parties	10,493	12,587	1,854

Total current liabilities	1,500,150	1,564,236	230,377

Non-current liabilities
Long-term bank borrowings, non-current portion	185,000	177,500	26,142
Convertible notes payable	1,183,195	1,176,157	173,222
Long term payable	17,000	13,500	1,988
Deferred tax liability	8,942	28,019	4,127

Total non-current liabilities	1,394,137	1,395,176	205,479

Minority interests	175,106	12,975	1,911

Redeemable ordinary shares	32	32	5

Shareholders’ equity

Ordinary shares	195	214	32
Additional paid-in capital	1,628,495	2,129,128	313,572
Statutory reserves	57,231	59,546	8,770
Retained earnings	385,956	339,336	49,977

Total shareholders’ equity	2,071,877	2,528,224	372,351

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,141,302	5,500,643	810,123

Reconciliation of Non-GAAP measures to GAAP measures

	September 30, 2008

	RMB	US$

Non-GAAP net income	56,471,948	8,317,052
Inventory and prepayment-related provisions	(100,777,942)	(14,842,331)
Net income	(44,305,994)	(6,525,279)

Non-GAAP basic earnings per ADS	1.09	0.16
Inventory and prepayment-related provisions per ADS	(1.95)	(0.29)
Basic earnings per ADS	(0.86)	(0.13)

Non-GAAP diluted earnings per ADS	1.10	0.16
Inventory and prepayment-related provisions per ADS	(1.66)	(0.24)
Diluted earnings per ADS	(0.56)	(0.08)

CONTACT:
Solarfun Power Holdings Co., Ltd.
Investor Relations
P. R. China, 86 21-2602-2833
IR@solarfun.com.cn
or
Christensen
Roger Hu, +852-2117-0861
rhu@ChristensenIR.com